Nexa Provides Aripuanã and 2023 Guidance Update

Luxembourg, October 24, 2023 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: NEXA) today provides an update on the progress of the Aripuanã ramp-up phase and new estimates for production, in addition to exploration and project development and cash costs revisions. The figures contained in this report are considered preliminary and are unaudited. The financial results for the third quarter 2023 will be published on Monday, October 30, 2023 (after trading hours).

Summary Highlights

▪	Aripuanã: Zinc production for 2023 is now expected to be 20-23kt, lower than previous guidance of 28-40kt, mainly explained by processing plant limitations due to certain equipment resulting in a delayed ramp-up to expected steady production. For the same reasons, copper production is now expected to be 4-5kt instead of 6-8kt. 2023 production estimates for Nexa’s other five mines remain unchanged.
▪	Cash Cost for the mining and smelting segments were revised downward by 29% (to US$0.35 to US$0.38 per pound of zinc sold for mining) and 5% (to US$1.07 to US$1.12 per pound of zinc sold for smelting) (at the mid-point of the guidance range), respectively, primarily due to higher by-products contribution and lower treatment charges (“TCs”) positively impacting our mining segment. Lower zinc metal prices also positively impacted the purchase of zinc concentrate benefiting our smelting segment, which was partially offset by foreign exchange rate fluctuations.
▪	Exploration & Project Evaluation and Other expenses guidance are being reduced by US$15 million in 2023. This revision is mainly attributed to initiatives to optimize capital allocation.

Aripuanã ramp-up phase status

Since January 2023, ramp-up activities have continued with a strong focus on steadily increasing the plant’s throughput rate, reducing plant downtime, and improving recoveries and concentrate quality and grades.

In January and February 2023, the plant operated at approximately 57% of nameplate capacity (vs. 53% in 4Q22). However, in March, we decided to temporarily halt operations at the plant to clear some bottlenecks, related primarily to pumping and piping systems, and improving the drainage configuration that presented some limitations after the rainy season, which occurs from December to March.

At the end of June 2023, the plant performed at an average of 76% of nameplate capacity (vs. 50% in 1Q23), with an average utilization rate for 2Q23 of 66%.

In July, plant performance was averaging above 75% of nameplate capacity. We then observed design limitations in the capacity of the flotation pumping system, identified during the detection of bottlenecks in March, which required resizing and upgrade along with certain plant processing facilities and systems and the clean-up and upgrading of water treatment facilities, which will also contribute to a better preparation for the rainy season. The aforementioned limitations prevented the plant from further increasing throughput and, as a result, the utilization rate in 3Q23 was reduced and the plant performed at an average of 56% in the quarter.

With the clearing of bottlenecks in the pumping and piping systems carried out in March 2023, we had anticipated that the plant could reach 100% of nameplate capacity by the end of 2023, as the permanent replacement of the pumps to increase capacity, in line with the revised design of the flotation pumping system, was scheduled to take place by the end of 3Q23, or at the beginning of 4Q23. However, the lead time to receive and assemble part of the equipment, due to changes to specification, is now expected to take place in 1Q24 driving ramp up completion in 2Q24. Meanwhile, the plant is undergoing some process and equipment adjustments, and it is expected to gradually return to an average of 70% capacity utilization level starting in 4Q23 until the upgrades are completed. We expect that this timing will also have some impacts on 2024 production guidance for Aripuanã which will be updated early in 2024.

Guidance Update 2023

The capital expenditure required for the pump’s replacement will not affect our Capex guidance for 2023.

The priority is to keep improving metal recovery and concentrate quality and grades at the Aripuanã plant, aiming to achieve a stable operation and to minimize financial impacts related to the needed extension of the ramp up phase.

We have been successfully increasing our run of mine (ROM) production, which reached 236.9kt in 3Q23 compared to 60.9kt in 2Q23 (up 290%), mainly explained by the start of production of the VRM (Vertical Retreat Mining) method, which will contribute positively to increase mine productivity and efficiency.

“The additional delay during ramp-up is disappointing, considering the effort and diligence that everyone involved has put into progressing Aripuanã to this stage. The revised design in the flotation pumping and piping system has been an unexpected change due to an underestimation of the adequate sizing for flows in the original design. We are pushing through this ramp-up phase in a structured and de-risked way, but it is still a challenging scenario, and our plan is to remain focused on ensuring a safe and steady production.

At Nexa, we have been executing capital adjustments and performance improvement initiatives to preserve cash flow generation, putting us in a strong position when market conditions improve. Nonetheless, our short-term capital allocation priorities remain unchanged: to continue focusing on the conclusion of Aripuanã’s ramp up phase, to generate cash for our capital allocation strategy and strengthen our balance sheet.” – stated Mr. Ignacio Rosado, CEO of Nexa.

Production – Aripuanã

Mining production		2023e			2023e
(Metal in concentrate)		Previous			Updated

Aripuanã
Zinc	kt	28.2	-	40.0	20.0	-	23.4
Copper	kt	6.3	-	7.8	4.2	-	5.0
Lead	kt	8.9	-	12.9	5.7	-	6.9
Silver	MMoz	0.8	-	1.2	0.4	-	0.5

Below is the updated mining consolidated production guidance for all metals. Except for the impact of Aripuanã, as shown above, production guidance for all other mines remains unchanged.

Production – Consolidated

Mining production		2023e			2023e
(Metal in concentrate)		Previous			Updated

Consolidated
Zinc	kt	307	-	351	299	-	334
Copper	kt	31	-	36	29	-	33
Lead	kt	56	-	71	53	-	65
Silver	MMoz	9	-	11	9.1	-	10.3

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Guidance Update 2023

2023 Cash Cost

We lowered our 2023 cash cost guidance for our mining and smelting segments. Cash costs for 2023 are based on several assumptions, including but not limited to:

▪	Commodity prices forecast have changed compared to the previous estimate. Consequently, commodities price assumptions have been updated for 2023e – (Zn: US$1.19/lb, Cu: US$3.84/lb, Pb: US$0.97/lb, Ag: US$23.3/oz, Au: US$1,927/oz); and 4Q23e – (Zn: US$1.07/lb, Cu: US$3.67/lb, Pb: US$0.97/lb, Ag: US$23.0/oz, Au: US$1,913/oz), versus previous 2023e - (Zn: US$1.29/lb, Cu: US$3.54/lb, Pb: US$0.91/lb, Ag: US$20/oz, Au: US$1,700/oz);
▪	Foreign exchange rates have been updated for 2023e – (BRL/USD: 4.99 and Soles/USD: 3.72); and 4Q23e – (BRL/USD: 4.91 and Soles/USD: 3.67) versus previous 2023e – (BRL/USD: 5.07 and Soles/USD: 3.94); and
▪	2023 zinc TC of US$274/t concentrate versus 2023e US$285/t concentrate.
Mining Operating costs	Cash Cost (US$/lb)			Cash Cost (US$/lb)

	2023e			2023e
	Previous			Updated

Mining Cash Cost (1)	0.49	-	0.54	0.35	-	0.38
Cerro Lindo	0.11	-	0.13	(0.12)	-	(0.10)
El Porvenir	0.39	-	0.42	0.26	-	0.28
Atacocha	0.26	-	0.30	(0.45)	-	(0.38)
Vazante	0.68	-	0.74	0.59	-	0.65
Morro Agudo	1.02	-	1.18	0.80	-	0.94

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining: Full-year cash cost guidance revised downward by 29% to US$0.35-0.38/lb compared to US$0.49-0.54/lb, given year-to-date performance and forecasts of higher by-products prices and lower TCs.

In Peru, the updated cash costs decreased for all mines, primarily due to higher by-products contribution and lower TCs.

In Brazil, the updated cash cost guidance for Vazante and Morro Agudo has been positively impacted by lower TCs and higher by-products contribution, partially offset by the appreciation of the Brazilian real against the U.S. dollar.

Smelting Operating costs	Cash Cost (US$/lb)			Cash Cost (US$/lb)

	2023e			2023e
	Previous			Updated

Smelting Cash Cost (2)	1.13	-	1.18	1.07	-	1.12
Cajamarquilla	1.11	-	1.15	1.04	-	1.08
Três Marias	1.10	-	1.15	1.08	-	1.13
Juiz de Fora	1.27	-	1.37	1.19	-	1.28

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting: Full-year cash cost guidance revised downward by 5% to US$1.07-1.12/lb compared to US$1.13-1.18/lb, given year-to-date performance and forecasts of lower zinc metal prices positively impacting the purchase of zinc concentrate, which was partially offset by foreign exchange rate fluctuations in Brazil and Peru, as well as lower TCs.

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Guidance Update 2023

2023 Exploration & Project Evaluation and Other Expenses

Considering the challenging scenario regarding lower metal prices, the Company is implementing initiatives to optimize capital allocation. Accordingly, we have revised downward our Other Operating Expenses guidance by US$ 15 million, resulting in an updated guidance of US$120 million (vs. US$135 million in the previous guidance).

With the updated guidance for 2023, we now plan to invest US$57 million in exploration. Our mineral exploration expense guidance of US$30 million relates mainly to brownfield projects (US$17 million) and greenfield projects in the exploration phase (US$13 million).

Our updated project evaluation expense guidance of US$50 million includes approximately US$15 million to extend the life of the disposal facility of Três Marias smelter. The remaining expenses are for corporate IT, potential growth projects and various projects across our business units.

Additionally, we have revised our expected technology investment to US$6 million and US$14 million to continue contributing to the social and economic development of our host communities.

Other Operating Expenses	2023e	2023e
(US$ million)	Previous	Updated
Exploration	55	49
Mineral Exploration	33	30
Mineral rights	7	5
Sustaining (mine development)	15	14

Project Evaluation	55	50
Três Marias Project	20	15

Exploration & Project Evaluation	110	100

Other	25	20
Technology	10	6
Communities	15	14

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Guidance Update 2023

UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the third quarter of 2023 will be published on Monday, October 30, 2023, after trading hours. Nexa will host a conference call to discuss the results on Tuesday, October 31, 2023 at 9:00 am EST.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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Guidance Update 2023

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all in sustaining cash cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

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Guidance Update 2023

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov).

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